UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

__________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2022

Commission File Number: 001-38376

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Central Puerto S.A.
(Exact name of registrant as specified in its charter)

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Port Central S.A.

(Translation of registrant’s name into English)

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Avenida Thomas Edison 2701

C1104BAB Buenos Aires

Republic of Argentina

+54 (11) 4317-5000

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Documents Translation

TABLE OF CONTENTS

Item
1.	English translation of notice submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 2, 2022

2.	English translation of the synthesis of Annual General Meeting held on April 29, 2022 submitted to the Argentine securities regulator (the Comisión Nacional de Valores, or the CNV) on May 2, 2022.

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BUENOS AIRES, May 2, 2022

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To: Issuing Companies Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Notice: CPSA-GG-N-0137/22-AL Subject: Roll – Annual General Meeting dated April 29, 2022

Dear Sir/Madam,

It is a pleasure to contact you in my capacity as Head of Market Relations of Central Puerto S.A. so as to attach the roll of the members of the Board of Directors, members of the Statutory Audit Committee and External Auditor appointed at the Annual General Meeting dated April 29, 2022.

Yours sincerely,

Head of Market Relations
CENTRAL PUERTO S.A.

Av. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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CENTRAL PUERTO S.A.

MEMBERS OF THE BOARD OF DIRECTORS, STATUTORY AUDIT

COMMITTEE AND EXTERNAL AUDITORS APPOINTED AT THE

SHAREHOLDERS’ MEETING DATED APRIL 29, 2022

DIRECTORS:	MIGUEL DODERO JOSÉ LUIS MOREA MARTIN LHEZ MARTINA BLANCO TOMAS JOSE WHITE MARCELO ATILIO SUVA IGNACIO VILLAMIL MARIO ELIZALDE DIEGO GUSTAVO PETRACCHI JORGE EDUARDO VILLEGAS GUILLERMO RAFAEL PONS

DEPUTY DIRECTORS:

JOSÉ MANUEL ORTÍZ

RUBÉN OMAR LÓPEZ

RAMÓN NAZARENO ULLOA

ADRIAN GUSTAVO SALVATORE

JUSTO PEDRO SAENZ

JOSÉ MANUEL PAZOS

JAVIER ALEJANDRO TORRE

ALBERTO FRANCISCO MINNICI

OSCAR LUIS GOSIO

ALEJO VILLEGAS

GABRIEL ENRIQUE RANUCCI

MEMBERS OF THE STATUTORY COMMITTEE:
CARLOS CESAR ADOLFO HALLADJIAN EDUARDO ANTONIO EROSA JUAN ANTONIO NICHOLSON

DEPUTY MEMBERS OF THE STATUTORY COMMITTEE:
CARLOS ADOLFO ZLOTNITZKY CRISTINA MARGARITA DE GIORGIO LUCAS NICHOLSON

Av. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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EXTERNAL AUDITORS

GERMÁN ENRIQUE CANTALUPI (C.P.C.E.C.A.B.A. Volume 248, Page 60): Certifying accountant

GUSTAVO ARIEL KURGANSKY (C.P.C.E.C.A.B.A. Volume 309, Page 176): Deputy Certifying Accountant.

Estudio Pistrelli, Henry Martin & Asociados S.R.L.

Head of Market Relations
CENTRAL PUERTO S.A.

Av. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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Buenos Aires, May 2, 2022 Notice: CPSA-GG-N-0136/22-AL

COMISIÓN NACIONAL DE VALORES (“CNV”)

Deputy Management of Issuing Companies

25 de Mayo 175

City of Buenos Aires

To Issuing Companies Management

BOLSAS Y MERCADOS ARGENTINOS S.A. (“BYMA”)

Sarmiento 299

City of Buenos Aires

MERCADO ABIERTO ELECTRÓNICO (“MAE”)

San Martin 344

City of Buenos Aires

Subject: Summary –Annual General Meeting dated April 29, 2022.

Dear Sir/Madam,

I am pleased to address You, in my capacity as Head of Market Relations of Central Puerto S.A. (hereinafter, the “Company”), so as to submit the summary of the Annual General meeting held on April 29, 2022 (the “Meeting”).

Shareholders representing 82.41% of share capital and votes attended the Meeting. In addition, Mr. José Martín Areta Niveyro –on behalf of the Argentine Securities Commission (“CNV”, Comisión Nacional de Valores)– and Mrs. María Bertola –on behalf of Bolsas y Mercados Argentinos S.A. (Buenos Aires Stock Exchange) – were also present.

It is put on record that the Meeting was held through the use of the videoconference system provided by ZOOM, complying with section 14 of the Bylaws and the regulations in force.

The decisions taken were the following:

1. APPOINTMENT OF TWO SHAREHOLDERS TO SIGN THE MINUTES: it was approved by the majority of eligible votes possible to be cast in this decision to appoint shareholders José Manuel Ortíz Masllorens and Cinco Vientos Uruguay S.A. to sign the minutes.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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2. CONSIDERATION OF THE ANNUAL REPORT AND ITS ANNEX; THE CONSOLIDATED STATEMENT OF INCOME; THE CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME; THE CONSOLIDATED BALANCE SHEET; THE CONSOLIDATED STATEMENT OF CHANGES IN EQUITY; THE CONSOLIDATED STATEMENT OF CASH FLOW; NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AND ANNEXES; THE INDIVIDUAL STATEMENT OF INCOME; THE INDIVIDUAL STATEMENT OF COMPREHENSIVE INCOME; THE INDIVIDUAL STATEMENT OF FINANCIAL POSITION; THE INDIVIDUAL BALANCE SHEET; THE INDIVIDUAL STATEMENT OF CASH FLOW; NOTES TO THE FINANCIAL STATEMENTS, INFORMATION REPORT, AUDITOR’S REPORT AND STATUTORY AUDIT COMMITTEE’S REPORT. ALL THESE DOCUMENTS ARE WITH RESPECT TO THE FISCAL YEAR ENDED DECEMBER 31, 2021. The following were approved by majority of eligible votes possible to be cast in this decision: (i) the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Balance Sheet, the Consolidated Statement of Changes in Equity, the Consolidated Statement of Cash Flow and the notes to the Consolidated Financial Statements and Annexes as submitted by the Board of Directors; (ii) the Annual Report and its Annex as submitted by the Board of Directors; (iii) the individual Income Statement, the individual Statement of Comprehensive Income, the individual Balance Sheet, the individual Statement of Cash Flow and the notes to the individual Financial Statements as submitted by the Board of Directors; (iv) the Independent Auditors Report and the Company´s Statutory Audit Committee Report for the fiscal year ended December 31, 2021; (v) the information report required by CNV as submitted by the Board of Directors; and (vi) to authorize the Board to accept eventual amendments that the respective comptroller entities require, provided they are not rejected by the Statutory Audit Committee or the ruling accountant.

3. CONSIDERATION AND DESTINATION OF RETAINED EARNINGS AS OF DECEMBER 31, 2021 (THOUSAND Ps. 733,517 LOSS), WHICH ARE PROPOSED TO BE RELOCATED TO THE NEXT FISCAL YEAR. The following were approved by the majority of eligible votes possible to be cast in this decision: i) to correct the destination agreed on to form the optional reserve and allocate it indistinctly to the following: (a) investment projects already committed and/or (b) future investments related to new projects approved by the Board of Directors and/or (c) payment of dividends based on the evolution of the Company’s financial conditions and the provisions of the Company’s Dividends Distribution Policy in force and/or (d) the absorption of actual and future losses and; (ii) and to absorb total accumulated losses with the optional reserve, which the Company records as of December 31, 2021 for the amount of Thousand Ps. 83.058.876, following the balances accounting as per CNV regulations.

4. CONSIDERATION OF THE PERFORMANCE OF THE BOARD OF DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2021. The performance of the Company´s Board of Directors up to this Meeting was approved by the majority of eligible votes possible to be cast.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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5. CONSIDERATION OF THE PERFORMANCE OF THE COMPANY´S STATUTORY AUDIT COMMITTEE DURING THE FISCAL YEAR ENDED DECEMBER 31, 2021. The performance of the Company´s Statutory Audit Committee up to this Meeting was approved by the majority of eligible votes possible to be cast.

6. CONSIDERATION OF THE REMUNERATION TO THE COMPANY´S BOARD OF DIRECTORS (Ps. 23,094,000 AMOUNT ALLOCATED) FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021, WHICH SHOWED A LOSS CALCULATED UNDER THE TERMS OF THE CNV REGULATIONS. CONSIDERATION OF THE ADVANCE PAYMENT OF DIRECTORS’ FEES FOR THE FISCAL YEAR TO END DECEMBER 31, 2022. The following were approved by the majority of eligible votes possible to be cast: i) as a consequence of the loss for the fiscal year under consideration, to not approve the fees of the Directors, which is regulated in Section 261 of Law No. 19550, and ii) to authorize the members of the Board of Directors to receive advance payment during this fiscal year and subject to the next Meeting, which meeting shall consider the Financial Statements for the fiscal year ended December 31, 2022 up to the amount of Ps 60,000,000 (sixty million Argentine Pesos), delegating in the Company’s Board of Directors the allocation, methodology and time of payment, all subject to their subsequent approval at the Shareholders’ Meeting considering the financial statements closed as of December 31, 2022.

7. CONSIDERATION OF THE REMUNERATION TO THE COMPANY´S STATUTORY AUDIT COMMITTEE FOR THE FISCAL YEAR ENDED DECEMBER 31, 2021, AND THE FEES’ REGIME FOR THE FISCAL YEAR TO END DECEMBER 31, 2022. The following were approved by the majority of eligible votes possible to be cast in this decision: i) the fees of the members of the Statutory Audit Committee for the fiscal year ended December 31, 2021, confirming the advance payments received for the total amount of Ps. 1,665,000.00 and ii) to authorize the members of the Statutory Audit Committee to receive advance payment subject to the next Meeting, which Meeting shall consider the Financial Statements for the fiscal year ended December 31, 2022.

8. DETERMINATION OF THE NUMBER OF DEPUTY DIRECTORS AND THE APPOINTMENT OF DIRECTORS AND DEPUTY DIRECTORS. CONSIDERATION OF THE CONTINUITY OF THE CURRENT CHAIRMAN, UNTIL THE APPOINTMENT TO BE MADE BY THE COMPANY´S BOARD OF DIRECTORS. It was decided by the majority of votes possible to be cast in this decision (i) to set eleven deputy directors and (ii) to appoint the following as Directors of the Company: Miguel DODERO, José Luis MOREA, Martín LHEZ, Martina BLANCO, Tomas José WHITE, Marcelo Atilio SUVA, Ignacio VILLAMIL, Mario ELIZALDE, Diego PETRACCHI, Jorge Eduardo VILLEGAS and Guillermo Rafael PONS; and to appoint the following as Deputy Directors of the Company: José Manuel ORTIZ, Rubén Omar LÓPEZ, Ramón Nazareno ULLOA, Adrián Gustavo SALVATORE, Justo Pedro SAENZ, José Manuel PAZOS, Javier Alejandro TORRE, Alberto Francisco MINICCI, Oscar GOSIO, Alejo VILLEGAS and Gabriel Enrique RANUCCI.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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9. APPOINTMENT OF THE MEMBERS AND DEPUTY MEMBERS OF THE COMPANY´S STATUTORY AUDIT COMMITTEE FOR THE FISCAL YEAR TO END DECEMBER 31, 2022. It was decided by the majority of votes possible to be cast in this decision to appoint Carlos Cesar HALLADJIAN, Eduardo Antonio EROSA and Juan Antonio NICHOLSON as Statutory Auditors of the Company; and to appoint Carlos Adolfo ZLOTNITZKY, Cristina Margarita DE GIORGIO and Lucas NICHOLSON as Deputy Statutory Auditors of the Company.

10. CONSIDERATION OF THE COMPANY´S CERTIFYING ACCOUNTANT´S FEES WITH RESPECT TO THE ANNUAL ACCOUNTING DOCUMENTS FOR THE FISCAL YEAR 2021. The following were approved by the majority of eligible votes possible to be cast in this decision: i) the amount of Ps. 28,290,511 to cover audit services, and ii) the amount of Ps. 1,053,054 to cover tax services.

11. APPOINTMENT OF THE CERTIFYING ACCOUNTANT AND OF THE DEPUTY CERTIFYING ACCOUNTANT FOR THE FISCAL YEAR TO END DECEMBER 31, 2022 AND DETERMINATION OF THEIR REMUNERATION. The following were approved by unanimous eligible votes possible to be cast in this decision: i) the appointment of Pistrelli, Henry Martin y Asociados S.R.L as accounting auditors for the fiscal year to end December 31, 2022; and the appointment of Germán Enrique Cantalupi (C.P.C.E.C.A.B.A., Volume 248, Page 60), partner of such firm as Certifying Accountant; and the appointment of Gustavo Ariel Kurgansky (C.P.C.E.C.A.B.A., Volume 309, Page 176) as Deputy Certifying Accountant of the mentioned financial statements; and ii) that the remunerations corresponding to the fiscal year 2022 shall be approved during the next Annual General Meeting.

12. APPROVAL OF THE ANNUAL BUDGET FOR THE FUNCTIONING OF THE SUPERVISORY COMMITTEE. The total amount of Ps. 450,000.00 was approved by the majority of eligible votes possible to be cast in this decision for the functioning of the Company´s Supervisory Committee.

13. GRANTING OF AUTHORIZATIONS. It was approved by the majority of eligible votes possible to be cast in this decision to authorize Mr. Chairman and/or whom he may appoint, and/or José Manuel Pazos, and/or Leonardo Marinado and/or Osvaldo Pollice, and/or Esteban Pérez Monti, and/or Francisco Cronshey, and/or Paola Ibarra, and/or Christian Rodríguez Montes, and/or Victoria Casabella Martinez, and/or Mariano Luchetti, and/or María Lucila Winschel, and/or Jose María Bazan, and/or Santiago Youssef Rameh El Chaer, and/or Milagros Marini, and/or Ezequiel Castello and/or Lucía Perondi, so that any of them, individually or indistinctly, follow all the necessary procedures to file the decisions taken at the Meeting with the regulatory agencies.

With no further business at present, I remain sincerely yours.

Avda. Tomás A. Edison 2701 – C1104BAB – City of Buenos Aires – Argentina

Telephone (54 11) 4317 5000 – Fax (54 11) 4317 5099

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Central Puerto S.A.

Date: May 3, 2022	By:	/s/ LEONARDO MARINARO
	Name:	Leonardo Marinaro
	Title:	Attorney-in-Fact

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